UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated October 28, 2021

Commission File Number 333-234096

Sibanye Stillwater Limited
(Translation of registrant’s name into English)

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Bridgeview House, Ground Floor
Weltevreden Park, 1709
South Africa
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K (and exhibit hereto) shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of Sibanye Stillwater Limited’s registration statement on Form F-3 (Registration Statement No. 333-248452) and any amendment thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Stillwater Limited

Date: October 28, 2021	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit 99.1	Operating update for the three months ended September 30, 2021